UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

07 October 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Diageo plc

LEI: 213800ZVIELEA55JMJ32

Result of Annual General Meeting

At the Annual General Meeting of Diageo plc held on Thursday, 6 October 2022 (the "AGM"), all resolutions contained in the Notice of Annual General Meeting 2022 (the "Notice") were passed.

The results of the poll held at the AGM are as follows:

		VOTES FOR	% FOR	VOTES AGAINST	% AGAINST	VOTES WITHHELD
1)	Report and accounts 2022	1,722,433,481	99.92	1,383,479	0.08	5,104,461
2)	Directors' remuneration report 2022	1,612,245,424	94.79	88,630,650	5.21	28,285,201
3)	Declaration of final dividend	1,727,049,733	99.93	1,197,584	0.07	888,536
4)	Appointment of Karen Blackett as a director	1,718,998,448	99.91	1,553,193	0.09	8,491,512
5)	Re-appointment of Melissa Bethell as a director	1,726,121,558	99.89	1,973,238	0.11	959,729
6)	Re-appointment of Lavanya Chandrashekar as a director	1,724,788,455	99.83	2,926,038	0.17	1,344,624
7)	Re-appointment of Valerie Chapoulaud-Floquet as a director	1,725,297,914	99.84	2,738,656	0.16	954,467
8)	Re-appointment of Javier Ferran as a director	1,712,858,169	99.16	14,451,564	0.84	1,720,132
9)	Re-appointment of Susan Kilsby as a director	1,707,310,119	99.36	10,956,962	0.64	10,759,564
10)	Re-appointment of Sir John Manzoni as a director	1,725,411,579	99.84	2,687,319	0.16	962,703
11)	Re-appointment of Lady Mendelsohn as a director	1,725,441,023	99.85	2,676,528	0.15	960,834
12)	Re-appointment of Ivan Menezes as a director	1,727,448,317	99.96	644,965	0.04	956,015
13)	Re-appointment of Alan Stewart as a director	1,726,140,599	99.89	1,917,274	0.11	961,448
14)	Re-appointment of Ireena Vittal as a director	1,405,068,323	89.00	173,708,201	11.00	150,424,167
15)	Re-appointment of auditor	1,719,491,894	99.48	8,963,090	0.52	832,061
16)	Remuneration of auditor	1,726,886,165	99.91	1,490,964	0.09	915,472
17)	Authority to make political donations and/or to incur political expenditure	1,685,596,194	97.53	42,653,986	2.47	1,123,365
18)	Amendment of the Diageo plc 2017 Irish Share Ownership Plan	1,713,097,301	99.27	12,647,467	0.73	3,572,396
19)	Authority to allot shares	1,678,952,161	97.16	49,009,542	2.84	1,363,589
20)	Disapplication of pre-emption rights*	1,712,331,105	99.13	15,101,933	0.87	5,406,387
21)	Authority to purchase own ordinary shares*	1,710,880,358	99.03	16,693,265	0.97	1,736,182
22)	Reduced notice of a general meeting other than an AGM*	1,612,899,966	93.35	114,906,837	6.65	1,444,973

On 04 October 2022, there were  2,277,881,111 ordinary shares (excluding treasury shares) in issue.

In accordance with Listing Rule 9.6.2R, copies of the resolutions passed as special business at the AGM have been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

James Edmunds
Deputy Company Secretary
7 October 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 07 October 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary